Exhibit 99.5

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of North American Energy Partners Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated June 9, 2010 on the consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as at March 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in three-year period ended March 31, 2010;

•	our Report of Independent Registered Public Accounting Firm dated June 9, 2010 on the Company’s internal control over financial reporting as of March 31, 2010 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended March 31, 2010.

Chartered Accountants

Edmonton, Canada

June 9, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.